July 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("PEARL")
Amendment 2025-14 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-14 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit C – Updated officers Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, and Miami International Technologies, LLC; updated Bylaws of MIAX Futures Exchange, LLC
Exhibit J – Updated officers
Exhibit M – Updated membership lists

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 07/10/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

25000258

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: July 10, 2025

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of July, 2025.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC;
   - MIH East Holdings, Limited; and
   - The International Stock Exchange Group Limited which is the sole owner of The International Stock Exchange Authority Limited.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Joseph Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development

Name	Title
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Steven F. Ivey	Senior Vice President – Futures Risk Management
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Margo Bailey	Vice President – Senior Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Jonathan Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Brendan Murphy	Vice President – Member Relations and Development
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel

Name	Title
Alessandra Corona	Assistant Vice President – Associate Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
David Brown
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Mark I. Massad
Jack G. Mondel
Lisa Moore
Jamil Nazarali
William J. O’Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf

Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Mark F. Raymond
Cynthia Schwarzkopf
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities

Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Peter Bon Viso	Vice President – Regulatory Counsel

Name	Title
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane

David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety

Name	Title
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti

Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Adam Hoffman
Paul Jiganti
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX Sapphire, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Sapphire, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development

Name	Title
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance

Name	Title
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Sapphire, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Sapphire, LLC. Officers of MIAX Sapphire, LLC serve at the direction of the Board of Directors.

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC (formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Global Derivatives, LLC</u>

Name	Title
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

<u>Directors of MIAX Global Derivatives, LLC</u>

Directors
Thomas P. Gallagher
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 has operated as a holding company for the outstanding membership interests in ConvexityShares, LLC. ConvexityShares, LLC was merged into M 9 on March 19, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 and Certificate of Amendment dated April 25, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Byrne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 402 Holdings, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated June 29, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Exchange, LLC

Name	Title
Troy McDonald Kane	President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Peter D. Sparby	Vice President – Chief Regulatory Officer

Directors of MIAX Futures Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De’Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
David S. Fleming
Bradley Griffith
William V. Looney, Jr.
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of MIAX Futures Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De’Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MGEX Real Estate Holdings, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX Global, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC (“MIAX Global”) is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company’s trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

P. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Marie Schmucker	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Vice President – Finance
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Caroline Arnold	Chief Compliance Officer and Chief Regulatory Officer on an interim basis
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. MIH East Holdings, Limited

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company that holds all of the issued and outstanding shares of The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIH East Holdings, Limited</u>

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

<u>Directors of MIH East Holdings, Limited</u>

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

T. THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides financial markets and securities services to public and private companies. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE offers trading in domestic equities, UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Group Limited

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Group Limited

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)
Alexander Anderson Whamond

Committees of The International Stock Exchange Group Limited

There are four authorized committees of TISEG, with no active members since the closing of the TISEG acquisition on June 5, 2025: Audit Committee, Nominations Committee, Renumeration Committee and Risk Committee.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

U. THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1. *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5. *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The International Stock Exchange Authority Limited</u>

Name	Title
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

<u>Directors of The International Stock Exchange Authority Limited</u>

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

<u>Standing Committees of The International Stock Exchange Authority Limited</u>

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

TPM Oversight Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1. **Officers of MIAX PEARL, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX PEARL, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Talal Jassim Al-Bahar	Non-Industry	Class III – 2026	Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C.
Kurt M. Eckert	Industry	Class III – 2026	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2026	Community Volunteer
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2026	Principal – Wolverine Trading Technologies, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2026	Professional and Philanthropic Public Speaker
Erik Swanson	Industry/Member Representative	Class III – 2026	Chief Executive Officer – Simplex Trading, LLC
Christopher L. Whittington	Non-Industry	Class III – 2026	Attorney
Sean Barry	Industry/Member Representative	Class I – 2027	SVP, Chief Information Officer – ADM Investor Services, Inc.
David Brown	Non-Industry	Class I – 2027	Retired
Guy Dowman	Industry/Member Representative	Class I – 2027	Head of Options Business Development for HRT Financial, LP – Hudson River Trading
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2027	Attorney (Retired)

Name	Classification	Term of Office	Type of Business
Paul Kenyon	Industry	Class I – 2027	Business Development, Americas – Jump Trading, LLC
William J. O'Brien IV	Non-Industry	Class I – 2027	President – IV Advisors, LLC
Robert D. Prunetti	Non-Industry	Class I – 2027	President – Phoenix Ventures, LLC
William T. Bergman	Non-Industry/ Independent	Class II – 2028	Board Chairman – City of Philadelphia – Zoning Hearing Board
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2028	Attorney (Retired)
Michael Harrington	Industry	Class II – 2028	Head of Client Relationships – Citadel Securities, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2028	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Miguel Moratiel	Non-Industry	Class II – 2028	Manager – MDR Inversiones, S.L.
Scott Richardson	Industry	Class II – 2028	Managing Partner (Austin) – Optiver Services US, LLC
Steven Sosnick	Industry/Member Representative	Class II – 2028	Chief Strategist – Interactive Brokers LLC

3. Standing Committees of MIAX PEARL, LLC

Audit Committee	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Guy Dowman	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Sean Barry	Industry/Member Representative
David Brown	Non-Industry
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options Exchange dated as of July 10, 2025, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities Exchange dated as of July 10, 2025, including the information set forth in items 1-6 above.

AMENDED AND RESTATED BYLAWS

OF

MIAX Futures Exchange, LLC

June 29, 2025

Table of Contents

AMENDED AND RESTATED BYLAWS

OF

MIAX FUTURES EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of MIAX Futures Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MIAX Futures"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MIAX Futures Rules. MIAX Futures Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Global Derivatives, LLC, which in turn is the sole member of M 402 Holdings, LLC, which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.

Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A. Manage the business, affairs, and property of the Company;

B. Provide, acquire and maintain suitable Company quarters and facilities;

C. Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. Review and approve the appointment of a President and Chief Executive Officer;

E. Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G. Appoint Counsel to the Board;

H. Reserved;

I. Declare any day to be a holiday, during which the Exchange shall not be open for business;

J. Adopt, amend, or repeal the MIAX Futures Charter, Bylaws, and Rules;

K. Act in emergencies (See **Bylaw 2.4.**);

L. Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:

A. Close the Exchange;

B. Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MIAX Futures Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E. Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MIAX Futures Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, as well as other officers, including a President, Secretary, Treasurer, Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MIAX Futures Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MIAX Futures Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER

4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer ("CEO") of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MIAX Futures Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MIAX Futures Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MIAX Futures Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MIAX Futures shall be under the management and control of the Company, and no funds belonging to MIAX Futures shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. MIAX FUTURES RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MIAX Futures Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

7.10. MINNEAPOLIS HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Minneapolis Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MIAX Futures Rules governing Minneapolis HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MIAX Futures Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MIAX Futures Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the CEA.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MIAX Futures and in respect to alleged violations of the MIAX Futures Bylaws or Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MIAX Futures Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MIAX Futures Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MIAX Futures Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MIAX Futures Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MIAX Futures authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MIAX Futures Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MIAX Futures Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MIAX Futures Rules.

ARTICLE XI – PREFERRED RATE PROGRAMS

11.1. PREFERRED RATE PROGRAMS.

The Exchange may establish Preferred Rate Programs and other reduced fee programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MIAX Futures Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.

12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

   a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

   b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MIAX Futures Rule not submitted for prior CFTC approval because such Bylaw or MIAX Futures Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict.

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

   If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of

Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

   b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

   c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

   d. net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

   e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member's participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:

A. Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B. Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C. Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MIAX Futures Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MIAX FUTURES DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MIAX Futures or any of its officers, directors, committee members, employees or agents must pay to MIAX Futures all reasonable expenses, including attorney's fees, incurred by MIAX Futures in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

a. A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

b. A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4. Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5. Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6. Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B. The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 9/1/2022
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 66612
CRD #: 132605

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450	Approval Date: 2/6/2017	SEC #: 8- 52503
Chicago IL 60606	**Membership Activities:**	CRD #: 104031
Tele #: (312) 986-2006	Order Entry & Clearance	
	International Tele #	

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500	Approval Date: 11/14/2017	SEC #: 8- 51241
Chicago IL 60661	**Membership Activities:**	CRD #: 45908
Tele #: (312) 542-1000	Market Maker	
	International Tele #	

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200	Approval Date: 2/6/2017	SEC #: 8- 65878
Bala Cynwyd PA 19004	**Membership Activities:**	CRD #: 126407
Tele #: (610) 617-2600	Order Entry	
	International Tele #	

GOLDMAN SACHS & CO. LLC

200 West Street	Approval Date: 2/6/2017	SEC #: 8- 129
New York NY 10282	**Membership Activities:**	CRD #: 361
Tele #: (212) 902-1000	Order Entry & Clearance	
	International Tele #	

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400	Approval Date: 2/6/2017	SEC #: 8- 47762
Chicago IL 60605	**Membership Activities:**	CRD #: 37484
Tele #: (312) 347-8864	Order Entry	
	International Tele #	

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor	Approval Date: 4/5/2017	SEC #: 8- 68430
3 World Trade Center	**Membership Activities:**	CRD #: 152144
New York NY 10007	Market Maker, Elect. Order Entry	
Tele #: (212) 293-1444	International Tele #	

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300	Approval Date: 2/6/2017	SEC #: 8- 52600
Chicago IL 60606	**Membership Activities:**	CRD #: 104143
Tele #: (312) 244-3300	Registered Market Maker	
	International Tele #	

INSTINET, LLC

Worldwide Plaza	Approval Date: 2/6/2017	SEC #: 8- 23669
309 West 49th Street	**Membership Activities:**	CRD #: 7897
New York NY 10019	Order Entry & Clearance	
Tele #: (212) 310-9500	International Tele #	

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor	Approval Date: 2/6/2017	SEC #: 8- 47257
Greenwich CT 06830	**Membership Activities:**	CRD #: 36418
Tele #: (203) 618-5710	Order Entry & Clearance	
	International Tele #	

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 2/11/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 15869
CRD #: 8209

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 6/17/2024
Membership Activities:
Market Maker
International Tele #

SEC #: 8- 67867
CRD #: 146991

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CAPITAL LLC

8th Floor
199 Water St
New York NY 10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47484
CRD #: 36848

Total BD Firms 41

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
Membership Activities:
Clearance & Routing Broker
International Tele #

SEC #: 8- 52140
CRD #: 102500

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BERNSTEIN INSTITUTIONAL SERVICES LLC

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 3/8/2024
Membership Activities:
Equities Order Entry
International Tele #

SEC #: 8- 71053
CRD #: 317807

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CIBC WORLD MARKETS CORP.

425 Lexington Avenue
New York NY 10016
Tele #: (212) 856-4000

Approval Date: 10/13/2023
Membership Activities:
Clearance
International Tele #

SEC #: 8- 18333
CRD #: 630

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/10/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 51241
CRD #: 45908

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 3/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69254
CRD #: 167280

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP EXECUTION, LLC

600 West Chicago Avenue - Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70668
CRD #: 313060

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52989
CRD #: 106124

LAMPOST CAPITAL, L.C.

1900 Glades Road - Suite 205
Boca Raton FL 33431
Tele #: (561) 883-0454

Approval Date: 12/5/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8-
CRD #: 43706

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68304
CRD #: 150887

LIME TRADING CORP.

1 Penn Plaza - 16th Floor
New York NY 10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 27061
CRD #: 11826

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8- 37329
CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 67867
CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68784
CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

Approval Date: 11/12/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70274
CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 45411
CRD #: 31194

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 9/1/2023
Membership Activities:
Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SAGETRADER, LLC

282 Grand Avenue
NJ 07631
Tele #: (855) 809-5941

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 67169
CRD #: 137862

SG AMERICAS SECURITIES, LLC

245 Park Avenue
New York NY 10167
Tele #: (212) 278-6000

Approval Date: 3/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 66125
CRD #: 128351

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Market Maker
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 12/9/2024
Membership Activities:
Order Entry/Clearance
International Tele #

SEC #: 8- 36747
CRD #: 18476

TRADEBOT SYSTEMS, INC.

1251 NW Briarcliff Parkway - Ste. 700
Kansas City MO 64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 53557
CRD #: 116571

TRADEPRO SECURITIES INC.

340 Congress Parkway
Lawrenceville GA 30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52282
CRD #: 103781

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69454
CRD #: 171272

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65336
CRD #: 120719

XTX MARKETS LLC

	Approval Date: 6/3/2024	SEC #: 8- 70009
50 Hudson Yards, 64th Floor	**Membership Activities:**	CRD #: 289846
New York NY 10001	Equities Order Entry	
Tele #: (212) 660-9930	International Tele #	

Total BD Firms 55